EXHIBIT 4.3
                                Agreement Between
                       Palomar Medical Technologies, Inc.
                          and Nexar Technologies, Inc.


         This Agreement dated as of the 28th day of February, 1997 is by and between Palomar Medical Technologies, Inc. (together with its subsidiaries other than Nexar, "Palomar") and Nexar Technologies, Inc. ("Nexar") a wholly owned subsidiary of Palomar.

         Palomar has provided all of Nexar's funds for operations to date in the form of non-interest bearing loans. The total amount of funds provided by Palomar through December 31, 1996 has been $23,817,998 (the "Indebtedness"), including $2,750,000 incurred by Palomar on the Company's behalf to settle claims of a former executive officer and to acquire certaint technology (for further assignment to the Company) from such officer and a company controlled by such officer. The purpose of this Agreement, among other things, is to set forth the terms and conditions for repayment or contribution to capital of Nexar for the Indebtedness. Accordingly, the parties hereby agree as follows:

1. General Terms. Upon the closing of an initial public offering (an "IPO") of the common stock of Nexar, $8,249,549 of the Indebtedness will be repaid to Palomar, $4,568,449 will be converted into 45,684 shares of Nexar's Convertible Preferred Stock, and $11,000,000 will be converted into 1,900,000 shares of Nexar's common stock, of which 700,000 will be issued without restriction. The balance of 1,200,000 shares (the "Contingent Shares") shall be subject to mandatory repurchase, in whole or in part, by Nexar at $0.01 per share at any time after the 48 month anniversary of the IPO unless released from escrow under Section 2, below.

 2. Escrow of Contingent Shares. The Contingent Shares shall be placed in escrow, subject to release to Palomar in installments of 400,000 shares each (upon achievement of any 3 of the 4 milestones specified below; none, some, or all of which may occur) as follows:

                  (a) if Nexar achieves $7,000,000 in net income after taxes or $100 million in total revenues for the fiscal year ended December 31, 1997;

                  (b) if Nexar achieves $14,000,000 in net income after taxes or $200 million in total revenues for the fiscal year ended December 31, 1998;

                  (c) if Nexar achieves $21,000,000 in net income after taxes or $300 million in total revenues for the fiscal year ended December 31, 1999; and

                  (d) if Nexar achieves $28,000,000 in net income after taxes or $400 million in total revenues for the fiscal year ended December 31, 2000.








         Alternatively, all of the Contingent Shares will be released to Palomar immediately upon the happening of any one of the following:

                  (y) if the average per share market value closing bid price of Nexar's common stock is (i) 175% of the IPO price for ten consecutive trading days at any time prior to the 12 month anniversary of the IPO, or (ii) 225% of the IPO price for ten consecutive trading days at any time prior to the 24 month anniversary of the IPO, or (iii) 275% of the IPO price for ten consecutive trading days at any time prior to the 36 month anniversary of the IPO, or (iv) 325% of the IPO price for ten consecutive trading days at any time prior to the 48 month anniversary of the IPO; or

                  (z) if Nexar achieves $70,000,000 in cumulative net income after taxes for the four fiscal years ended December 31, 2000 or if Nexar is party to any merger (other than a merger with a subsidiary or in which Nexar is the survivor and "acquiror"), a sale of substantially all assets or similar change in control transaction.

         If any or all of the alternative conditions for release of the Contingent Shares has not occurred by the 48 month anniversary of the IPO, any of the Contingent Shares remaining subject to escrow at such time shall be repurchased by Nexar as described above.


         This Agreement amends, restates and supersedes in its entirety an agreement between the parties hereto with respect to the subject matter hereof dated December 19, 1996, which amended, restated and superseded an agreement dated October 1, 1996.



                   [Signatures appear on the following page.]





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         Executed as a sealed instrument as of the date first above written.


                                         PALOMAR MEDICAL TECHNOLOGIES, INC.



                                         By:  Steven Georgiev
                                             -----------------------
                                               Chairman and CEO


                                         NEXAR TECHNOLOGIES, INC.



                                         By: Albert J. Agbay
                                             -----------------------
                                               President


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